Exhibit 99.1

2017-09-29

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden September 29, 2017 – Oasmia Pharmaceutical AB (publ) (”Oasmia” or ”Company” or “Group”) has, as has been previously announced, carried out a rights issue. The shares in the last of the registrations have now been registered with the Swedish Companies Registration Office and have been recorded in the shareholders’ register, hence all shares in the rights issue have now been registered with the Swedish Companies Registration Office and recorded in the shareholders’ register. As a consequence, the total number of shares and votes in the Company have increased with 3,525,264 shares and votes. The share capital has increased with SEK 352,526.40.

As of 29 September 2017, the total number of shares and votes in Oasmia are 176,406,372 shares and votes. As per the same date, the share capital is SEK 17,640,637.20.

Due to lack of payment for 131,060 shares, the right to these shares for the subscribers have been forfeited and the shares have, as a consequence thereof, been invalidated. Oasmia’s proceeds from the rights issue therefore amounts to approximately SEK 426,000 less than what has been previously announced. The subscribers in question are for the board of directors unknown private individuals and the board of directors has assessed that further efforts to receive payment are not in proportion to the costs this would entail for the Company.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 10.05 p.m. CET on 29 September 2017.